UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Raymond Debbane

c/o The Invus Group, LLC

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

This Amendment No. 9 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 15, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011 and Amendment No. 8 thereto filed on December 22, 2011 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement. (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by replacing the last two paragraphs thereof with the following new paragraphs:

On February 16, 2012, Mr. Raymond Debbane, one of the members of Lexicon’s board of directors designated by the Invus Parties, was appointed Chairman of Lexicon’s board of directors, replacing Dr. Samuel L. Barker, who will continue to serve as a member of the board and as the chairman of the audit committee.

On February 23, 2012, Invus, L.P., Invus C.V. and Lexicon entered into a Supplement No. 2 to Transaction Agreements (the “Supplement No. 2 to Transaction Agreements”), pursuant to which, among other things, Invus, L.P. and Lexicon agreed to supplement certain provisions of the Stockholders’ Agreement. The Supplement No. 2 to Transaction Agreements is summarized in Item 6 below and is filed as an exhibit to the Statement. The Supplement No. 2 to Transaction Agreements, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

Other than as described in this Statement, the Invus Parties do not have any present plans or proposals (1) to exercise their rights under the Stockholders’ Agreement to designate additional directors to Lexicon’s board of directors or to otherwise modify the current composition of Lexicon’s board of directors or Lexicon’s certificate of incorporation, bylaws or other governance arrangements or (2) that relate to or would otherwise result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that the Invus Parties may, at any time, review or reconsider their position with respect to Lexicon and reserve the right to develop such plans or proposals.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

l. Supplement No. 2 to Transaction Agreements

On February 23, 2012, Invus, L.P., Invus C.V. and Lexicon entered into a Supplement No. 2 to Transaction Agreements, pursuant to which, among other things, Lexicon agreed, in accordance with its obligations under Sections 2.01 and 2.04 of the Stockholders’ Agreement, to amend its certificate of incorporation and bylaws and take certain other actions to facilitate the right of Invus, L.P. and Invus C.V. to designate a number of directors (the “Investor Designated Directors”) to Lexicon’s board of directors equal to Invus, L.P.’s ownership percentage of Issuer Common Stock (rounded up to the nearest whole number of directors) (the “Required Director Number”), which right Invus, L.P. and Invus C.V. have determined not to exercise presently, but may exercise at any time in the future in their sole discretion. The following is a summary of selected provisions of the Supplement No. 2 to Transaction Agreements. While the Invus Parties believe this description covers the material terms of the Supplement No. 2 to Transaction Agreements, it is qualified in its entirety by reference to the Supplement No. 2 to Transaction Agreements, a copy of which is included as Exhibit 15 to this Statement and is incorporated herein by reference.

Page 3 of 5 Pages

Amendment to Lexicon’s Certificate of Incorporation

Lexicon acknowledged that its board of directors has, in accordance with its obligations under Section 2.04 of the Stockholders’ Agreement, (1) approved an amendment to Section 5.01 of Lexicon’s certificate of incorporation to increase the maximum number of directors of which the board may consist from 12 to 13 directors or such greater number of directors as is necessary to permit the election or appointment to the board of the Required Director Number of Investor Designated Directors and (2) recommended such amendment for approval by Lexicon’s stockholders.

In advance of the next annual meeting of its stockholders and in accordance with Section 2.01 of the Stockholders’ Agreement, Lexicon agreed to (1) include such amendment as a matter to be considered and acted upon by its stockholders in the proxy statement to be sent to stockholders in advance of such meeting, (2) solicit from stockholders eligible to vote at such meeting proxies in favor of such amendment and (3) use its reasonable efforts to obtain the approval of any significant stockholder advisory firms or other similar third-party agencies in favor of such amendment.

Amendments to Lexicon’s Bylaws

Lexicon acknowledged that its board of directors has, in accordance with its obligations under Section 2.04 of the Stockholders’ Agreement, approved (1) an amendment to Section 2.2 of Lexicon’s bylaws providing that special meetings of the stockholders may be called at any time by any Investor Designated Director, (2) an amendment to Section 3.2 of the bylaws increasing the maximum number of directors of which the board may consist from 12 to 13 directors or such greater number of directors as is necessary to permit the election or appointment to Lexicon’s board of directors of the Required Director Number of Investor Designated Directors and (3) an amendment to Section 3.4(b) of the bylaws providing that Investor Designated Directors may be elected at special meetings of stockholders, which amendments will take effect upon the approval of the amendment to the certificate of incorporation by the requisite number of stockholders.

Procedure for Appointing Investor Designated Directors to Newly-Created Directorships

Upon the delivery of a written notice from Invus, L.P. and Invus C.V. to Lexicon, Lexicon and its board of directors agreed, in accordance with Section 2.01 of the Stockholders’ Agreement, to promptly (1) increase the number of directors of which the board shall consist to the number set forth in such notice (which number shall be no greater than reasonably necessary to seat the Required Director Number of Investor Designated Directors on the board) and (2) cause the appointment of the Investor Designated Directors set forth in such notice to the newly-created directorships resulting from such increase.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by inserting the following at the end thereof:

15. Supplement No. 2 to Transaction Agreements, dated as of February 23, 2012.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS C.V.

By: ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

Page 5 of 5 Pages

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ Raymond Debbane

Dated: February 24, 2012